Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF COMBINED FIXED CHARGES AND

PREFERRED DIVIDENDS TO EARNINGS

Sunstone Hotel Investors, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(numbers in thousands, except ratio amounts)

	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
	(unaudited)	(unaudited)
Earnings
Income (loss) from continuing operations	$(35,686)	$(7,795)	$(43,184)	$29,067	$29,376	$9,117	$3,163
Equity in (earnings) losses of unconsolidated joint ventures	(475)	2,616	27,801	1,445	3,588	(140)	—
Interest expense	69,274	74,676	99,237	101,794	103,254	86,579	60,015
Interest portion of rental expense	2,533	2,540	3,389	3,400	3,410	3,951	3,191

Total	$35,646	$72,037	$87,243	$135,706	$139,628	$99,507	$66,369

Fixed Charges
Interest expense	$69,274	$74,676	$99,237	$101,794	$103,254	$86,579	$60,015
Interest portion of rental expense	2,533	2,540	3,389	3,400	3,410	3,951	3,191
Preferred dividends	15,515	15,562	20,749	20,884	20,795	19,616	10,973

Total	$87,322	$92,778	$123,375	$126,078	$127,459	$110,146	$74,179

Ratio	0.41	0.78	0.71	1.08	1.10	0.90	0.89

Deficiency	$(51,676)	$(20,741)	$(36,132)	$—	$—	$(10,639)	$(7,810)